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Exhibit (a)(5)(C)

News Release

TAKEDA COMMENCES CASH TENDER OFFER FOR ALL
OUTSTANDING SHARES OF IDM PHARMA, INC.

NEW YORK, New York, USA, May 26, 2009—Takeda Pharmaceutical Company Limited ("Takeda", TSE: 4502) today announced the commencement of a cash tender offer for all outstanding shares of the common stock of IDM Pharma, Inc. ("IDM", NASDAQ: IDMI) for US$2.64 per share, net to the seller in cash. The tender offer is being made by Jade Subsidiary Corporation, a wholly owned subsidiary of Takeda America Holdings, Inc., which is a wholly owned subsidiary of Takeda, pursuant to an Offer to Purchase, dated May 26, 2009, and the previously announced Agreement and Plan of Merger (the "Merger Agreement"), dated May 18, 2009, by and among Takeda America Holdings, Inc., Jade Subsidiary Corporation, and IDM.

        The completion of the tender offer is subject to customary closing conditions.

        The tender offer and any withdrawal rights to which IDM stockholders may be entitled expire at 12:00 midnight, New York City time, at the end of Monday, June 22, 2009, unless the offer is extended.

        The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other materials relating to the tender offer filed by Takeda, Takeda America Holdings, Inc. and Jade Subsidiary Corporation with the Securities and Exchange Commission (SEC) on May 26, 2009. Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from The Altman Group, the information agent for the tender offer, at (201) 806-7300 for banks and brokers or (866) 796-7182 for stockholders and all others. American Stock Transfer & Trust Company is acting as depositary for the tender offer.

About IDM Pharma, Inc.

        IDM is focused on the development of innovative cancer products that either destroy cancer cells by activating the immune system or prevent tumor recurrence by triggering a specific adaptive immune response. IDM is dedicated to maximizing the full therapeutic and commercial potential of its innovative products to address the needs of patients and the physicians who treat these patients. For more information about the company and its products, visit www.idm-pharma.com.

About Takeda Pharmaceutical Company Limited

        Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

Forward-Looking Statements

        This press release includes forward-looking statements that are subject to risks, uncertainties and other factors, including the risks to both companies that the acquisition of IDM will not be consummated as the transaction is subject to certain closing conditions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the anticipated timing of completion of the transaction; the ability to complete the transaction considering the various closing conditions; any statements of the plans, strategies and objectives of management for future operations; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Takeda's ability to successfully incorporate IDM's assets into its business operations, the ability to complete post-approval development commitments for MEPACT and the contribution of MEPACT to Takeda's European oncology franchise. These and other risks and uncertainties are discussed in documents filed with the U.S. Securities and Exchange Commission by IDM, and will be discussed in the tender offer documents to be filed by Takeda or its affiliate and the Solicitation/Recommendation Statement to be filed by IDM. All forward-looking statements are based on information currently available to Takeda and IDM, and neither Takeda nor IDM assumes any obligation to update any such forward-looking statements or other statements included in this press release.

Important Additional Information Will Be Filed with the Securities Exchange Commission (SEC)

        This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of IDM. The solicitation and the offer to purchase shares of IDM common stock are being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Takeda Pharmaceutical Company Limited, Takeda America Holdings, Inc. and Jade Subsidiary Corporation have filed with the SEC on a Tender Offer Statement on Schedule TO on May 26, 2009. IDM also has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer on May 26, 2009. Investors and security holders are urged to read each of these documents carefully when they are available. The tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of IDM at no expense to them. These materials will be sent free of charge to all stockholders of IDM. In addition, all of these materials (and all other materials filed by IDM with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Takeda America at www.idm-pharma.com.

For all press enquiries please contact:

Seizo Masuda Takeda Pharmaceutical Company Limited Public and Investor Relations +81 3 3278 2037 masuda_seizo@takeda.co.jp	Manisha Pai Millennium: The Takeda Oncology Company Corporate Communications +1 617 551-7877 Manisha.Pai@mpi.com
Richard Kenyon Takeda Pharmaceuticals Europe Limited Corporate Communications +44 20 3116 8861 richard.kenyon@tpeu.co.uk

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  Exhibit (a)(5)(C)